UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wylie, Forrest E.
   4 Greenway Plaza
   Houston, TX  77046
   USA
2. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 10, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/22/9|M   | |500               |A  |$16.75     |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/22/9|M   | |804               |A  |$21.00     |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/22/9|M   | |1,233             |A  |$46.875    |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/22/9|S   | |2,537             |D  |$69.00     |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/12/9|A   |V|500(2)            |A  |           |1,250              |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |252                |I     |(1)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Executive stock option|$16.75  |5/22/|M   | |500        |D  |1/28/|1/27/|Common Stock|500    |       |0           |D  |            |
s                     |        |97   |    | |           |   |97   |04   |            |       |       |            |   |            |
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Executive stock option|$21.00  |5/22/|M   | |804        |D  |2/24/|2/23/|Common Stock|804    |       |803(3)      |D  |            |
s                     |        |97   |    | |           |   |97   |05   |            |       |       |            |   |            |
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Executive stock option|$46.875 |5/22/|M   | |1,233      |D  |2/23/|2/22/|Common Stock|1,233  |       |2,467(4)    |D  |            |
s                     |        |97   |    | |           |   |97   |06   |            |       |       |            |   |            |
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Executive stock option|$57.50  |3/12/|A   |V|2,500      |A  |(5)  |3/11/|Common Stock|2,500  |       |2,500       |D  |            |
s                     |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Shares held under the Transocean Offshore Savings Plan. The number of shares listed is approximate because
Plan accounting is on a unit
basis.
(2) Grant of restricted stock under the Transocean Offshore Inc. Long-Term Incentive Plan. The shares vest as follows:  167 on 3/12/00, 167 on 3/12/01 and 166 on
3/12/02.
(3)  Remaining options become exercisable on
2/24/98.
(4) Remaining options become exercisable as follows: 1,233 on 2/23/98 and 1,234 on 2/23/99.
(5) Grant of options under the Transocean Offshore Inc. Long-Term Incentive Plan. The options become exercisable
as follows:   833 on 3/12/98, 833 on 3/12/99 and 834 on
3/12/00.

This Statement confirms that the undersigned, Forrest E. Wylie, has authorized and designated Eric B. Brown and
Nicolas J. Evanoff to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Transocean Offshore Inc. The authority of Eric B.
Brown and Nicolas J. Evanoff shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to securities of Transocean Offshore Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Eric B. Brown nor Nicolas J. Evanoff are assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of
1934.
Date:  June 10, 1997
                                          /s/ Forrest E. Wylie
SIGNATURE OF REPORTING PERSON
/s/ FORREST E. WYLIE by NICOLAS J. EVANOFF
DATE
6/10/97